Exhibit to Item 77D


The investment policy of the Tweedy, Browne Value Fund
(formerly known as the Tweedy, Browne American Value Fund)
(the "Fund") has been changed, as described below:

Prior to December 12, 2006, the Fund was required to invest a minimum of 80% of its assets in U.S. issuers (the
"80% Requirement"). In connection with the change in the name of the Fund and pursuant to notices previously provided to shareholders of the Fund, effective as of December 12, 2006, the 80% Requirement terminated and the
Fund transitioned to its new strategy of investing in U.S.
and foreign securities that the Adviser believes are undervalued. For the time being, and subject to change by management at any time, the Fund anticipates that it will invest no less than approximately 50% of its net assets in securities of U.S. issuers. A U.S. issuer may include any company that is organized under the laws of the U.S. or its possessions or a majority of whose assets or revenues are, in the good faith judgment of Fund management, attributable to operations within the U.S.